UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 3, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___            Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                        No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release dated 2 May, 2012 entitled ‘Board Change’

2 May 2012

BOARD CHANGE

Michel Combes  to leave Vodafone

Vodafone Group Plc ("Vodafone") announces today that Michel Combes, CEO for the Europe region and an executive Director of Vodafone, will be stepping down from the Board and leaving the Group on 31 July 2012 to join Vivendi SA.

A further announcement on succession plans for the role will be made in due course.

Vittorio Colao, Chief Executive, commented:

“Michel has made an excellent contribution to Vodafone. He has been central to the turnaround in our commercial performance in Europe, and has played a significant role in our success in data and enterprise.

“He has also been a great colleague, contributing strongly to the good working of the executive management team, and providing invaluable support and advice. I wish him all the best in his new role.”

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world's largest mobile communications companies by revenue with approximately 398 million customers in its controlled and jointly controlled markets as at 31 December 2011. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide.  For more information, please visit www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 3, 2012	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary